                                                                    EXHIBIT 99.1

                            TOWER SEMICONDUCTOR LTD.
          NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 28, 2006

     Notice is hereby given that the Annual and Special General Meeting (the
"Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the
"Company"), an Israeli company, will be held at the offices of the Company,
Hamada Avenue, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on
Thursday, September 28, 2006, at 09:00 (Israel time) for the following purposes:

1.   To elect seven members to the Board of Directors of the Company for the coming year.

2.   To appoint a Chairman of the Board of Directors.

3.   To approve the appointment of Brightman Almagor & Co. (a member of Deloitte
     Touche Tohmatsu International) as the independent public accountant of the
     Company for the year ending December 31, 2006 and for the period commencing
     January 1, 2007 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.

4.   To approve an increase in the number of the Company's authorized ordinary shares to 800,000,000 and authorized share capital to NIS 800,000,000 and to amend the Articles of Association of the Company to reflect such increase.

5.   To approve the grant of options to the Company's chief executive officer and director (the "CEO"), such that in total, the CEO will hold options to purchase shares that represent 4% of the Company's issued and outstanding share capital on a fully diluted basis until May 16, 2008.

6.   To approve the designation of 1,000,000 options under the Employee Share
     Option Plan 2005, as Incentive Stock Options (within the meaning of Section
     422 of the United States Internal Revenue Code).

7.   To approve: (i) the conversion of $158 million in debt under the Company's credit facility agreement with Bank Hapoalim B.M. and Bank Leumi-Le-Israel
     B.M. (the "Credit Facility") into equity, and the amendment to the Credit
     Facility; (ii) the $100 million investment by Israel Corporation Ltd.
     ("Israel Corp."), a major shareholder of the Company; and (iii) the reservation and issuance of securities of the Company in connection with
     (i) and (ii) above.

8.   To receive the board and management's report on the business of the Company for the year ended December 31, 2005, and to transact such other business as may properly come before the Meeting.

     Shareholders of record at the close of business on August 29, 2006, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal
Haemek 23105, Israel, Attention: Corporate Secretary.

                                             By Order of the Board of Directors,

                                             UDI HILLMAN
                                             Chairman of the Board
                                             August 24, 2006

                                 PROXY STATEMENT

                            TOWER SEMICONDUCTOR LTD.
                  HAMADA AVENUE, RAMAT GAVRIEL INDUSTRIAL PARK
                                  P.O. BOX 619
                           MIGDAL HAEMEK 23105, ISRAEL

               ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 28, 2006

     The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at
our Annual and Special General Meeting of Shareholders (the "Meeting") to be
held on Thursday, September 28, 2006, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on August 29,
2006.

     As of August 24, 2006, we had outstanding 85,450,620 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 1.00 (the "Ordinary Shares").

     We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 29, 2006. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

     Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

     Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the
Company at Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619,
Migdal Haemek 23105, Israel, Attention: Corporate Secretary.

     Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the
Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to October 5,
2006 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

     Each of Proposals 1, 2, 3, 4, 5, and 6 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

     Proposal 7 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1%
of all the voting power in the Company. Shareholders are requested to notify us whether or not they have a "Personal Interest" in connection with Proposal 7
(please see the definition of the term "Personal Interest" below). If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to Proposal 7, their vote with respect to such proposal will be disqualified.

                             PRINCIPAL SHAREHOLDERS

     The following table and notes thereto set forth information, as of June 30,
2006, concerning the beneficial ownership (as defined in Rule 13d-3 under the
Securities Exchange Act of 1934, as amended), and on a diluted basis, of
Ordinary Shares by any person who is known to own at least 5% of our Ordinary
Shares. On such date, 84,468,622 Ordinary Shares were issued and outstanding.
The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

                                                                                       PERCENT OF CLASS
IDENTITY OF PERSON OR GROUP                 AMOUNT OWNED (1)   PERCENT OF CLASS(1)       (DILUTED)(2)
---------------------------                 ----------------   -------------------       ------------

Israel Corporation Ltd. (3)                   33,324,887(4)          32.19%                  18.41%

SanDisk Corporation(3)                        14,650,132(5)          16.65%                   8.09%

Alliance Semiconductor Corporation (3)        11,217,778(6)          13.22%                   6.20%

Macronix International Co. Ltd.(3)             9,979,485(7)          11.65%                   5.51%

     (1)  Assumes the holder's beneficial ownership of all Ordinary Shares and all securities that the holder has a right to purchase within 60 days.

     (2)  Assumes that all currently outstanding securities to purchase Ordinary
          Shares, other than those that cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

     (3)  Pursuant to a shareholders agreement among Israel Corp., Alliance
          Semiconductor Corporation, SanDisk Corporation and Macronix Co. Ltd.,
          each of Israel Corp., Alliance Semiconductor Corporation, SanDisk
          Corporation and Macronix Co. Ltd. may be said to have shared voting and dispositive control over approximately 63.67% of the outstanding shares of Tower.

     (4)  Based on information provided by Israel Corp., represents 14,260,504 shares currently owned by Israel Corp., 882,560 shares issuable upon the exercise of currently exercisable warrants and 18,181,823 shares issuable upon conversion of debentures.

     (5)  Based on information provided by SanDisk, represents 11,108,002 shares currently owned by SanDisk, 360,312 shares issuable upon the exercise of currently exercisable warrants and 3,181,818 shares issuable upon conversion of debentures.

     (6)  Based upon information provided by Alliance, represents 10,860,031 shares currently owned by Alliance, 357,747 shares issuable upon the exercise of currently exercisable warrants.

     (7)  Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix, 297,000 shares issuable upon the exercise of currently exercisable warrants and 909,090 shares issuable upon conversion of debentures.

     Pursuant to a shareholders agreement dated January 18, 2001, among Israel
Corp., Alliance Semiconductor, SanDisk and Macronix, such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, nominees recommended by the Board, the election of a designee of the Israel
Corp. to serve as Chairman of the Board, and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each party to the agreement agreed to restrictions on the transfer of its shares, including certain rights of first refusal, and through January 2008, to maintain minimum shareholdings. Nothing in this proxy statement shall be construed as an admission that any of the aforementioned shareholders is the beneficial owner of any of the Company's securities, other than the Company's securities held directly by such party, nor that any such shareholder or other persons or entities constitute a "group", for purposes of Section 13(d) of the
Securities Exchange Act of 1934 and the rules promulgated thereunder.

           MATTERS RELATING TO THE ANNUAL AND SPECIAL GENERAL MEETING

          At the Meeting, the shareholders will be asked to vote on the following proposals:

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

     Our Board of Directors is currently comprised of nine members, seven of whom are elected to the Board of Directors until our next annual meeting and two of whom are Independent and External Directors who are appointed by our shareholders for fixed terms. The Board of Directors has nominated the seven directors currently serving on the Board of Directors, all named below, for election at the Meeting to serve as directors until the next annual meeting or until their respective successors are duly elected and have qualified.

     If a properly executed proxy does not give specific instructions with respect to the election of directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby FOR the election of all nominees. If any of such nominees is unable to serve (which event is not anticipated), the persons named in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

     Set forth below are the names of, and certain other information concerning, the nominees for election as directors at the Meeting:

     UDI HILLMAN has served as Chairman of the Board since May 2005. Mr. Hillman served as Acting Chief Executive Officer from February 2005 to April 2005. Mr.
Hillman has served as a director from October 1996 through August 1999 and was reappointed to the Board in January 2000. In January 2001, Mr. Hillman was
appointed Vice Chairman of the Board and resigned as Vice Chairman in March
2005. Mr. Hillman serves on the Tender Committee. Since March 2001, Mr. Hillman
has served as President and Chief Executive Officer of ICTech, a subsidiary of
Israel Corp., which is one of the Company's current principal shareholders.
Since February 2004, Mr. Hillman has served as a member of the Board of
Directors of ZIM Integrated Shipping Services. Mr. Hillman served as Chief
Financial Officer of Israel Corp. from September 1996 to 1997 and as Executive
Vice President and Chief Financial Officer of Israel Corp. from May 1997 to
2001. Mr. Hillman served as a director of several subsidiaries of Israel Corp., including Israel Chemicals Ltd., ZIM Integrated Shipping Services and others.
Prior thereto, Mr. Hillman was Vice President and Controller of Clal Industries
Ltd. and a director of several companies in the Clal Group.

     RUSSELL C. ELLWANGER has served as the Company's Chief Executive Officer and director since May 2005. From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice
President, General Manager of the Applied Global Services (AGS), from 2004 to
2005, Group Vice President, General Manager of the CMP and Electroplating
Business Group, from 2002 to 2004. Mr. Ellwanger also served as Corporate Vice
President, General Manager of the Metrology and Inspection Business Group, from
2000 to 2002, during which he was based in Israel. From 1998 to 2000, Mr.
Ellwanger served as Vice President of Applied Materials' 300-mm Program Office,
USA. Mr. Ellwanger served as General Manager of Applied Materials' Metal CVD
Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as
Managing Director of CVD Business Development, during which he was based in
Singapore. In addition, Mr. Ellwanger held various managerial positions in
Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to
1992.

     YOSSI ROSEN has served as a director and Chairman of the Stock Option and
Compensation Committee since February 2005. Since November 30, 1998, Mr. Rosen has served as the President and CEO of The Israel Corporation. Mr. Rosen is also
Chairman of the Board of Directors of Israel Chemicals Ltd. and a director of its subsidiaries, a member of the Board of Directors and Executive Committee of
ZIM Integrated Shipping Services, Chairman of the Board of Dead Sea Magnesium
Ltd. and a director of Oil Refineries Ltd. Mr. Rosen was previously President of
Mashav Initiating & Development Ltd. and Chairman of the Board of various industrial companies, such as Nesher cement. Mr. Rosen holds a BA in Economics from the Hebrew University of Jerusalem and an MA in Business Management from the Hebrew University of Jerusalem.

     DR. ELI HARARI has served as a director since January 2001. Dr. Harari serves on the Stock Option and Compensation Committee. Dr. Harari served as
President and Chief Executive Officer and as a Director of SanDisk Corporation
from its inception in 1988 until May 2006, and currently serves as Chief
Executive Officer and Chairman of the Board of SanDisk. Dr. Harari is a pioneer in non-volatile semiconductor storage with more than 100 U.S. and foreign patents and numerous technical articles and has more than 30 years of experience in the electronics industry. His extensive operational and technological development experiences include co-founding Waferscale Integration, overseeing the development and transfer into production of Intel Corporation's first-generation stepper and dry etch technology, and technical management positions at Hughes Aircraft and Honeywell, Inc. He holds an M.A. and Ph.D. in
Solid State Sciences from Princeton University and a B.S. (Honors) degree in
Physics from Manchester University.

     MIIN WU has served as a director since January 2001. Mr. Wu serves as
President, Chief Executive Officer and an Executive Director of Macronix
International and has been an executive officer of Macronix since its formation in 1989. Mr. Wu received both a B.S. and an M.S. in Electrical Engineering from
National Cheng-Kung University in Taiwan as well as an M.S. in Material Science
& Engineering from Stanford University.

     KALMAN KAUFMAN has served as a director and as a member of the Company's
Audit Committee since August 2005. Mr. Kaufman also served as Corporate Vice
President at Applied Materials from 1994 to 2005. Between 1985 and 1994, Mr.
Kaufman served as President of KLA Instruments Israel, a company he founded, and
General Manager of Kulicke and Soffa Israel. Mr. Kaufman is currently the
Chairman of Solgel Nanotechnology and is a member of several boards of directors. He holds engineering degrees from the Technion - Israel Institute of
Technology.

     MELVIN L. KEATING has served as a director since July 2006. Mr. Keating currently serves as President and Chief Executive Officer of Alliance
Semiconductor Corporation. Prior to joining Alliance, from April 2004 to
September 2005, Mr. Keating served as Executive Vice President, Chief Financial
Officer and Treasurer of Quovadx, Inc. (QVDX - Nasdaq). From 1997 to 2004, Mr.
Keating served as a strategy consultant to Warburg Pincus Equity Partners, a private equity and venture capital firm. From 1995 to 1997, Mr. Keating served as President and CEO of Sunbelt Management, a private company that owns and manages commercial and retail properties. Mr. Keating is also a director of
Kitty Hawk Inc (KHK - AMEX) and Plymouth Rubber Company. Mr. Keating holds two
Masters degrees from the University of Pennsylvania, Wharton School and a B.A.
from Rutgers University.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
     MEETING:

     "RESOLVED THAT MR. UDI HILLMAN, MR. RUSSELL C. ELLWANGER, MR. YOSSI ROSEN,
     DR. ELI HARARI, MR. MIIN WU, MR. KALMAN KAUFMAN AND MR. MELVIN L. KEATING
     ARE HEREBY ELECTED TO SERVE AS MEMBERS OF THE BOARD OF DIRECTORS OF THE
     COMPANY UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR
     RESPECTIVE SUCCESSORS ARE DULY ELECTED AND QUALIFIED."

     The election of the director nominees requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

                                 PROPOSAL NO. 2

            PROPOSAL TO APPOINT A CHAIRMAN OF THE BOARD OF DIRECTORS

     Pursuant to a provision of the Company's Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its
Chairman. The Board of Directors has nominated Mr. Udi Hillman, to serve as the
Chairman of our Board of Directors until the next annual meeting of the shareholders.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
     MEETING:

     "RESOLVED THAT THE APPOINTMENT OF MR. UDI HILLMAN AS THE CHAIRMAN OF THE
     BOARD OF DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING OF THE
     SHAREHOLDERS OR UNTIL HIS SUCCESSOR SHALL BE DULY APPOINTED AND QUALIFIED
     IS HEREBY APPROVED."

     The reappointment of Mr. Udi Hillman as the Chairman of the Board of
Directors requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
APPOINTMENT OF MR. UDI HILLMAN AS THE CHAIRMAN OF THE BOARD OF DIRECTORS TO
SERVE UNTIL THE NEXT ANNUAL MEETING OR UNTIL HIS SUCCESSOR SHALL BE DULY
APPOINTED AND QUALIFIED.

                                 PROPOSAL NO. 3

                       PROPOSAL TO APPROVE THE APPOINTMENT
                        OF INDEPENDENT PUBLIC ACCOUNTANT

     The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor & Co. (a member of
Deloitte Touche Tohmatsu International) to serve as the Company's independent public accountant for the year ending December 31, 2006 and for the period commencing January 1, 2007 and until the next annual shareholders meeting. The
Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.
Subject to the authorization of our shareholders, the Audit Committee of the
Board of Directors shall fix the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of their services.

     A representative of Brightman Almagor & Co. will be invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions. In addition, the fees paid to Brightman
Almagor & Co. for its year 2005 audit and non-audit services shall be reported to our shareholders at the Meeting.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
     MEETING:

     "RESOLVED THAT THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. (A MEMBER OF
     DELOITTE TOUCHE TOHMATSU INTERNATIONAL) AS THE INDEPENDENT PUBLIC
     ACCOUNTANT OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2006 AND FOR THE
     PERIOD COMMENCING JANUARY 1, 2007 AND UNTIL THE NEXT ANNUAL SHAREHOLDERS
     MEETING, AND THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF
     DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE
     VOLUME AND NATURE OF THEIR SERVICES, IS HEREBY APPROVED."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Audit
Committee to fix such auditors' remuneration.

     THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS RECOMMENDS THAT THE
SHAREHOLDERS VOTE "FOR" THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS THE
INDEPENDENT PUBLIC ACCOUNTANT OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31,
2006 AND FOR THE PERIOD COMMENCING JANUARY 1, 2007, AND THE AUTHORIZATION OF THE
AUDIT COMMITTEE TO FIX SUCH AUDITORS' REMUNERATION.

                                 PROPOSAL NO. 4

                     PROPOSAL TO INCREASE THE NUMBER OF THE
                      COMPANY'S AUTHORIZED ORDINARY SHARES

     To ensure the availability of a sufficient number of authorized shares for issuance in connection with the anticipated raising of additional capital, the
Board of Directors of the Company has approved the increase its authorized share capital from 500,000,000 shares, NIS 1.00 per share, to 800,000,000 shares, NIS
1.00 per share.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
     MEETING:

     "RESOLVED TO INCREASE THE NUMBER OF THE COMPANY'S AUTHORIZED ORDINARY
     SHARES TO 800,000,000 AND AUTHORIZED SHARE CAPITAL TO NIS 800,000,000 AND
     TO AMEND THE COMPANY'S ARTICLES OF ASSOCIATION TO REFLECT SUCH INCREASE."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the increase in the Company's authorized share capital.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
APPROVAL OF AN INCREASE IN THE COMPANY'S AUTHORIZED ORDINARY SHARES TO
800,000,000 AND AUTHORIZED SHARE CAPITAL TO NIS 800,000,000.

                                 PROPOSAL NO. 5

         PROPOSAL TO APPROVE THE GRANT OF OPTIONS TO THE COMPANY'S CHIEF
                         EXECUTIVE OFFICER AND DIRECTOR

     Mr. Russell Ellwanger has served as the Company's Chief Executive Officer and director since May 2005 and is a nominee for reelection as a director at the
Meeting. Under Israeli law, the terms of service of members of the Board of
Directors of the Company require the approval of the Audit Committee, Board of
Directors and shareholders of the Company, in such order.

     In May 2006, the Company's Audit Committee and Board of Directors approved the grant to Mr. Ellwanger of options (the "Additional Options") such that, in total (and including the options to purchase up to 1,325,724 ordinary shares of the Company granted to him in May 2005, which grant was approved by the
Company's shareholders in October 2005; the "Initial Options"), Mr. Ellwanger
will hold options to purchase such number of ordinary shares of the Company that represents 4% of the Company's issued and outstanding share capital on a fully diluted basis during the two-year period beginning May 16, 2006 (the date the
Company's Audit Committee approved the grant) (the "Protected Period"). The exercise price of the initial Additional Options is $1.45, the average closing price of the Company's shares on the Nasdaq during the 90 consecutive trading days prior to May 17, 2006 (the date the Company's Board of Directors approved the grant). In the event of a future equity financing, Additional Options will be granted to Mr. Ellwanger, as described above, with an exercise price equal to the price per share of such investment.

     Of the Additional Options granted to Mr. Ellwanger, 25% will vest at the end of each year of employment over four years commencing May 17, 2006. The vesting of the Additional Options will be subject to Mr. Ellwanger's serving as the Company's Chief Executive Officer on the relevant vesting date. Upon a sale of all or substantially all of the Company's assets, the vesting shall be accelerated such that all the Additional Options that were to vest over the 12 month period following the date such sale is consummated shall become immediately exercisable. Other than as set forth below, the options will be exercisable for a period of 10 years from the date of grant.

     In the event of the termination of Mr. Ellwanger's relationship with the
Company, the options to be granted to Mr. Ellwanger will be treated as follows:

o    Should the Company terminate Mr. Ellwanger "without cause", all options that were to vest over the 12 months from the date of termination shall become fully vested and exercisable immediately upon such date of termination. All options that are vested and exercisable on the date of termination shall lapse and become unexercisable 60 days from such date.

o    Should the Company terminate Mr. Ellwanger for "cause," or should Mr.
     Ellwanger voluntarily terminate his relationship with the Company, all his options (including vested options) will terminate at such time.

     Options held by Mr. Ellwanger which represent more than 4% of the Company's issued and outstanding share capital on a fully diluted basis shall not be exercisable by Mr. Ellwanger. Options, whether exercised or not exercised, which represent more than 4% of the Company's issued and outstanding share capital on a fully diluted basis as of the date of termination of the Protected Period shall expire and be of no further effect.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
     MEETING:

     "RESOLVED TO APPROVE THE GRANT OF OPTIONS TO MR. RUSSELL ELLWANGER IN
     ACCORDANCE WITH THE TERMS AS DESCRIBED IN THE PROXY STATEMENT CIRCULATED IN
     CONNECTION WITH THE MEETING.

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the grant of options to Mr. Russell Ellwanger.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
APPROVAL OF THE GRANT OF OPTIONS TO MR. RUSSELL ELLWANGER.

                                 PROPOSAL NO. 6

            PROPOSAL TO APPROVE THE DESIGNATION OF 1,000,000 OPTIONS
          UNDER THE EMPLOYEE SHARE OPTION PLAN 2005 AS INCENTIVE STOCK
                                    OPTIONS

     On May 17, 2006, the Company's Board of Directors approved an amendment to the Company's Employee Share Option Plan 2005 (the "2005 Plan") that provides, among other things, for an increase in the 2005 Plan option pool such that, in the aggregate and including the option pools under the Company's other share option plans, the maximum number of employee options that may be granted under such plans shall equal 8% of the Company's issued and outstanding share capital on a fully diluted basis. In addition, the amendment provides that the 2005 Plan option pool will be continually adjusted during the period beginning May 17,
2006 and ending May 17, 2008 (the "Adjustment Period") such that the maximum number of employee options that may be granted during the Adjustment Period under the Company's share option plans shall always equal, in the aggregate, 8%
of the Company's issued and outstanding share capital on a fully diluted basis.
Under the 2005 Plan, options may be granted under Section 102 of the Israeli
Income Tax Ordinance capital gain track, as Incentive Stock Options ("ISOs")
within the meaning of Section 422 of the Internal Revenue Code of 1986 (the
"Code") or as Non-qualified Stock Options under the Code. Under U.S.
regulations, the shareholders of the Company must approve the number of options that may be granted as ISOs.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
     MEETING:

     "RESOLVED TO APPROVE THE DESIGNATION OF 1,000,000 OPTIONS UNDER THE
     EMPLOYEE SHARE OPTION PLAN 2005 AS INCENTIVE STOCK OPTIONS (WITHIN THE
     MEANING OF SECTION 422 OF THE UNITED STATES INTERNAL REVENUE CODE)."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the designation of options as Incentive Stock
Options.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
APPROVAL OF THE DESIGNATION OF UP TO 1,000,000 OPTIONS UNDER THE 2005 PLAN AS
INCENTIVE STOCK OPTIONS.

                                 PROPOSAL NO. 7

             PROPOSAL TO APPROVE THE RESTRUCTURING OF THE COMPANY'S
          DEBT UNDER ITS CREDIT FACILITY AGREEMENT WITH ITS BANKS AND
            THE AMENDMENT THERETO AND THE $100 MILLION INVESTMENT BY
                                  ISRAEL CORP.

     BACKGROUND TO THE CREDIT FACILITY

     In January 2001, the Company entered into a credit facility agreement with each of Bank Hapoalim B.M. and Bank Leumi-Le-Israel B.M. (together, the
"Banks"), as amended (the "Credit Facility"), pursuant to which, as of the date of this proxy statement, the Company has an aggregate of $527 million in outstanding loans. Under the Credit Facility, loans bear interest, payable quarterly, at LIBOR plus 2.5% and are repayable from July 2007 through 2010.

     Under the terms of the Credit Facility, the Company is subject to various obligations and restrictions and must satisfy certain financial ratios and covenants.

     If, as a result of any default under the Credit Facility, the Banks were to accelerate the Company's obligations, the Company would be obligated to immediately repay all loans made by the Banks, plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Credit
Facility, including enforcement of their lien against all the Company's assets.

     In addition, in connection with the Credit Facility, the Banks were issued:
(i) warrants to purchase an aggregate of 400,000 ordinary shares at a purchase price of $6.20 per share, which expired in January 2006; (ii) warrants to purchase an aggregate of 896,596 ordinary shares at a purchase price of $6.17 per share, exercisable until December 2008; and (iii) warrant to purchase an aggregate of 8,264,464 ordinary shares at a purchase price of $1.21 per share, one-half of which or 4,132,232 are exercisable until August 2010 and one half shall only be exercisable upon the signing of an agreement to reschedule the repayment terms of certain loans and will expire five years from the date of any such agreement.

     BACKGROUND TO THE PROPOSED CONVERSION OF DEBT UNDER THE CREDIT FACILITY AND
THE PROPOSED INVESTMENT BY ISRAEL CORP.

                                       10

     In March 2006, the Company's board of directors approved a plan to ramp up
Fab 2 in order to meet customer and product qualification needs, based on customer pipeline and reinforced by forecasted market conditions. According to this plan, the Company will need to raise approximately $130 million during
2006, which will take the current Fab 2 capacity to approximately 24,000 wafers per month. Of this amount, the Company raised approximately $30 million with the completion of the public offering on the TASE in June 2006. The Company intends to raise the remaining $100 million by way of investment by Israel Corp.
(described below). In May 2006, the Company signed a Memorandum of Understanding
("MOU") with the Banks for the refinancing of the approximately $527 million of long-term debt under the Credit Facility, according to which: (i) $158 million, representing 30% of such debt, will be converted to equity for 51,973,684 of the
Company's ordinary shares, at a price per share of $3.04, which is equal to twice the average closing price of Company's ordinary shares during the 10 consecutive trading days prior to signing the MOU; (ii) the interest rate applicable for the quarterly actual interest payments of the long-term loans will be decreased from LIBOR plus 2.5% per annum to LIBOR plus 1.1% per annum;
and (iii) the commencement date for the repayment of principal shall be postponed from July 2007 to no earlier than September 2009. The terms of the MOU are subject to a commitment of Israel Corp. to invest $100 million in the
Company as described below. The MOU is further subject to the reaching of a definitive amendment to the Credit Facility based on the terms of the MOU, and may include other terms to be agreed to between us and our banks, including arrangements to compensate the banks, under certain conditions, for the reduction in interest payments described under (ii) above (such compensation may include the issuance of our securities and/or the extension of the exercise period of the banks' warrants). In this regard, Israel Corp. committed to the
Banks to invest $100 million in consideration for 65,789,474 of the Company's ordinary shares, at a price per share of $1.52, which equals the average closing price during the 10 consecutive trading days prior to signing the MOU. Such amount may include amounts that may be payable by the Company to Israel Corp. in connection with the agreement for the ordering of equipment described below.
Israel Corp.'s investment is subject to the signing of a definitive investment agreement and the closing of a definitive amendment to the Credit Facility with the Banks based on the terms of the MOU.

     In order to implement the ramp-up plan in a timely manner, in May 2006 the
Company entered into an agreement with Israel Corp. according to which Israel
Corp. will order up to approximately $100 million worth of equipment for Fab 2
(the "Equipment Purchase Agreement"). Under the terms of the Equipment Purchase
Agreement: (i) Israel Corp. has the right to sell us the equipment at cost, plus related expenses; (ii) the Company has the right to purchase the equipment from
Israel Corp. at cost, plus related expenses, subject to the Company having raised $100 million (the "Call Option"); (iii) upon the Company's purchase of the equipment from Israel Corp., the Company will assume Israel Corp.'s obligations to the equipment suppliers; and (iv) if after 5 months from the signing of the Equipment Purchase Agreement, the equipment has not been sold to the Company by Israel Corp., Israel Corp. may sell the equipment to a third party and the Company will pay Israel Corp. the difference between the cost, plus related expenses, of the purchase of the equipment by Israel Corp. and the net sale price. As of July 31, 2006, Israel Corp. has ordered approximately $80 million worth of equipment in connection with the Equipment Purchase Agreement.

     PROPOSED AMENDMENT TO THE CREDIT FACILITY

     Further to the MOU described above, in August 2006, the Company entered into an amendment to the Credit Facility (the "Amendment"). The Amendment is
subject to the Company fulfilling various closing conditions; including the closing of the proposed $100 million investment by Israel Corp. described below, and was approved by the Company's Audit Committee and Board of Directors and is
subject to the approval of the Company's shareholders. The following are the principal terms of the Amendment which the Company's shareholders are being asked to approve in this proposal:

                                       11

     1.   $158 million, representing 30% of the outstanding debt under the
          Credit Facility, will be converted into capital notes of the Company, convertible into 51,973,684 of the Company's ordinary shares, at a price per share of $3.04, which is equal to twice the average closing price of Company's ordinary shares during the 10 consecutive trading days prior to signing the MOU, effective from the closing date of the
          Amendment;

     2.   The interest rate applicable for the quarterly actual interest payment on the loans will be decreased by 1.4% (the "Decreased Amount") from
          LIBOR plus 2.5% per annum to LIBOR plus 1.1% per annum, effective from
          May 17, 2006; subject to adjustment, on or about December 31, 2010, at which time the Banks will be issued such number of shares (or equity equivalent capital notes or convertible debentures) that equals the
          Decreased Amount divided by the average closing price of Company's ordinary shares during the fourth quarter of 2010 (the "Fourth Quarter
          2010 Price"). If during the second half of 2010, the closing price of
          Company's ordinary shares on every trading day during this period exceeds $3.49, then the Banks will only be granted such number of shares (or equity equivalent capital notes or convertible debentures)
          that equals the Decreased Amount divided by 200% of the Fourth Quarter
          2010 Price. If during the period ending December 31, 2010, the Banks sell a portion of the capital notes or shares issuable upon the conversion of the capital notes described in Point 1 above, at a price per share in excess of $3.49 then the consideration payable for the interest rate reduction will be reduced proportionately.

     3.   The commencement date for the repayment of the outstanding loans, which following the conversion shall be approximately $369 million, shall be postponed from July 2007 to September 2009, such that the outstanding loans shall be repaid in 12 quarterly installments between
          September 2009 and June 2012;

     4.   The Banks shall be granted customary registration rights.

     5.   A modification to the definition of a change of ownership of the
          Company, which may constitute an event of default, was agreed. This modification provides that until the Company repays at least 50% of the outstanding debt under the Credit Facility following the closing of the Amendment (50% of $369 million), including interest thereon,
          Israel Corp. shall hold (directly or indirectly through its subsidiaries) at least 32,229,822 ordinary shares of the Company
          (and/or convertible debentures which are convertible into such number of ordinary shares of the Company). Following such repayment, this number will be reduced to 14,048,004 ordinary shares of the Company and will be further reduced to zero following the repayment of all the
          Company's debt under the Credit Facility.

     6.   The warrants held by the Banks immediately prior to the signing of the
          Amendment, shall be exercisable until five years from the closing of the Amendment.

                                       12

     7.   The Company shall pay to each Bank a fee in the amount of $400,000 (an aggregate fee of $800,000).

     8.   The financial ratios and covenants that the Company must satisfy shall be revised to be inline with the Company's current working plan. Under the current terms of the Credit Facility, if not amended, the Company does not expect to be in compliance with all of the financial ratios and covenants commencing the fourth quarter of 2006.

     PROPOSED $100 MILLION INVESTMENT BY ISRAEL CORP.

     Further to Israel Corp.'s commitment to invest $100 million described above, in August, 2006, the Company entered into a share purchase agreement with
Israel Corp. (the "Share Purchase Agreement"). The Share Purchase Agreement is
subject to the Company fulfilling various closing conditions; including the satisfaction of the conditions precedent for the closing of the Amendment, and was approved by the Company's Audit Committee and Board of Directors and is
subject to the approval of the Company's shareholders. The following are the principal terms of the Share Purchase Agreement which the Company's shareholders are being asked to approve in this proposal:

     1.   In consideration for its $100 million investment, the Company shall issue to Israel Corp., at price per share of $1.52 (which equals the average closing price during the 10 consecutive trading days prior to signing the MOU), capital notes convertible into 65,789,474 of the
          Company's ordinary shares.

     2.   The Company shall be deemed to have exercised the Call Option under the Equipment Purchase Agreement.

     3.   The Company and Israel Corp. shall set-off the amounts payable by
          Israel Corp. under the Share Purchase Agreement with the amounts payable by the Company under the Equipment Purchase Agreement in connection with the Company's exercise of the Call Option.

     4.   Israel Corp. shall be granted customary registration rights.

     In connection with the foregoing, the Banks and Israel Corp. have agreed in principle that the Banks be granted co-sale rights in connection with a private sale by Israel Corp. of the Company's shares in certain circumstances. In addition, the Company's major shareholders have agreed in principle that they will vote in favor of each Bank's (or its assign's) nominee to the Company's
Board of Directors (up to one nominee per Bank (or its assign)) so long as each such Bank (or its assign) is holding at least 5% of the Company's issued and outstanding share capital, however for no more than one board nominee per Bank
(or its assign). The entering into of definitive agreements in the connection with the foregoing is a condition for closing the Amendment. The Company will not be a party to these agreements.

                                       13

     The Company's Audit Committee and Board of Directors recommend that the
Company's shareholders approve the Amendment and the Share Purchase Agreement.
Any material changes to the terms of the Amendment or the Share Purchase
Agreement shall be submitted to the Audit Committee and the Board of Directors of the Company for their approval but shall not, unless required by law or the
Company's Articles of Association, be presented to a General Meeting of the
Shareholders.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
     MEETING:

     "RESOLVED THAT THE TERMS OF:

          I. THE AMENDMENT TO THE CREDIT FACILITY AND THE TRANSACTIONS
          CONTEMPLATED THEREBY, INCLUDING, BUT WITHOUT LIMITATION:

               o    THE ISSUANCE TO THE BANKS OF CAPITAL NOTES CONVERTIBLE INTO
                    51,973,684 ORDINARY SHARES OF THE COMPANY IN CONSIDERATION
                    FOR THE CONVERSION OF $158 MILLION IN OUTSTANDING LOANS
                    UNDER THE CREDIT FACILITY.

               o    THE ISSUANCE OF SHARES (OR EQUITY EQUIVALENT OF CAPITAL
                    NOTES OR CONVERTIBLE DEBENTURES) TO THE BANKS ON OR ABOUT
                    DECEMBER 31, 2010 AS DESCRIBED IN POINT 2 ABOVE.

               o    THE EXTENSION OF THE EXERCISE PERIOD OF THE WARRANTS HELD BY
                    THE BANKS IMMEDIATELY PRIOR TO THE SIGNING OF THE AMENDMENT,
                    UNTIL FIVE FROM THE CLOSING OF THE AMENDMENT.

               o    THE GRANT TO THE BANKS OF CUSTOMARY REGISTRATION RIGHTS.

          II. AND THE TERMS OF THE SHARE PURCHASE AGREEMENT AND THE TRANSACTIONS
          CONTEMPLATED THEREBY, INCLUDING, BUT WITHOUT LIMITATION:

               o    THE ISSUANCE OF CAPITAL NOTES CONVERTIBLE INTO 65,789,474
                    ORDINARY SHARES TO ISRAEL CORP.

               o    THE GRANT TO ISRAEL CORP. OF CUSTOMARY REGISTRATION RIGHTS.

          EACH, AS DESCRIBED IN THIS PROXY STATEMENT, ARE HEREBY APPROVED."

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
APPROVAL OF THE RESTRUCTURING OF THE COMPANY'S DEBT UNDER ITS CREDIT FACILITY
AGREEMENT WITH ITS BANKS AND THE AMENDMENT THERETO AND THE $100 MILLION
INVESTMENT BY ISRAEL CORP.

                                       14

     The affirmative vote of the majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the restructuring of the Company's debt under its credit facility agreement with its banks and the amendment thereto and the $100 million investment by Israel Corp. Furthermore, under the Companies Law, the approval of this Proposal, requires that either: (i) said majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on the Resolution or (ii) the total votes cast in opposition to the Resolution by the disinterested shareholders does not exceed 1% of all the voting power in the Company (please see the definition of the term "Personal Interest" below).

     Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a
Personal Interest in connection with this Proposal 7 as a condition for his or her vote to be counted with respect to this Proposal 7. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a
Personal Interest with respect to this Proposal 7, his, her or its vote with respect to this Proposal 7 will be disqualified. For this purpose, "Personal
Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but
(2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

                   REVIEW OF THE COMPANY'S BALANCE SHEET AS OF
               DECEMBER 31, 2005 AND THE CONSOLIDATED STATEMENT OF
                         INCOME FOR THE YEAR THEN ENDED

     At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December
31, 2005 and the Consolidated Statement of Income for the year then ended. This financial information may be obtained form the Company's website at
www.towersemi.com under "Investor Relations". Copies will also be mailed to shareholders upon request to the Company at Hamada Avenue, Ramat Gavriel
Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention:
Corporate Secretary.

                             ADDITIONAL INFORMATION

     FOREIGN PRIVATE ISSUER. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as
amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W.,
Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov.
These SEC filings are also available to the public on the Israel Securities
Authority's Magna website at www.magna.isa.gov.il and from commercial document retrieval services.

                                       15

     As a "foreign private issuer", we are exempt from the rules under the
Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

     ISA EXEMPTION. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the
"Israeli Securities Law"), we have received from the Securities Authority of the
State of Israel an exemption from the reporting obligations as specified in
Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law. These documents are available for inspection at our offices at Hamada Avenue, Ramat Gavriel Industrial Park,
Migdal Haemek, Israel.

                                             By Order of the Board of Directors,

                                             UDI HILLMAN
                                             Chairman of the Board
                                             Migdal Haemek, Israel
                                             August 24, 2006

                                       16